August 31, 2018

David Manion and James E. O’Connor, Esq.

U.S. Securities and Exchange Commission (the “Commission” or the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Acquiring Registrant”)

T. Rowe Price International Bond Fund (“Acquiring Fund” or “International Bond Fund”)

    T. Rowe Price International Bond Fund—I Class (“I Class”)

   File Nos.: 002-65539 / 811-2958

 T. Rowe Price Institutional International Funds, Inc. (“Acquired Registrant”)

T. Rowe Price Institutional International Bond Fund (“Acquired Fund” or “Institutional Fund,” and together with the International Bond Fund, the “Funds”)

   File Nos.: 033-29697 / 811-5833

Dear Messrs. Manion and O’Connor:

The following is in response to your comments provided on August 10, 2018, and August 21, 2018, respectively, regarding the initial combined Proxy Statement of the Acquired Fund and Registration Statement for the Acquiring Fund, with respect to its I Class, filed on Form N-14 on July 27, 2018 (the “N-14”). Your comments and our responses are set forth below.

Combined Prospectus / Proxy Statement

Comment:

We note that this filing does not qualify for Rule 488 as the capitalization and principal holders tables are both incomplete. Accordingly, an amendment must be filed and the filing must then be declared effective.

Response:

We intend to file an amendment to the N-14 that includes a completed capitalization table. At that time, we also intend to file a request for acceleration noting our requested effective date of September 4, 2018.

Comment:

Please explain why pro forma financial information is not included in the N-14.

Response:

Item 14 of Form N-14 generally requires that the Statement of Additional Information (“SAI”) contain the financial statements and schedules of the acquiring company and the company to be acquired required by Regulation S-X, including certain pro forma financial information. However, Item 14(2) of Form N-14 states that, “[T]he pro forma financial statements required by Rule 11-01 of Regulation S-X need not be prepared if the net asset value of the company being acquired does not exceed ten percent of the registrant’s net asset value, both of which are measured as of a specified date within thirty days prior to the date of filing of this registration statement.” As of July 30, 2018, the net asset value of the Acquired Fund was less than ten percent (10%) of the Acquiring Fund, and pro forma financial statements are therefore not required. We intend to add the following sentence to the N-14 under the heading Additional Information about the Institutional Fund and the International Fund in the SAI:

As of July 30, 2018, the net asset value of the Acquired Fund was less than ten percent (10%) of the Acquiring Fund; as such, pro forma financial statements are not included.

Comment:

If possible, please include an estimate of transactions costs, gain / loss information, the dollar amount of transactions to be enacted prior to the merger, and per share amounts related to the Reorganization, all as of the capitalization date.

Response:

Substantially all of the Acquired Fund’s portfolio holdings are anticipated to transfer to the Acquiring Fund as part of the Reorganization. Prior to the Reorganization, any derivatives positions will generally be closed out, and any holdings that are deemed worthless will be disposed of. As such, transactions costs related to the merger are expected to be de minimis. For clarity, we intend to modify the disclosure under the heading Expenses of the Reorganization as follows (new language underlined):

It is anticipated that substantially all of the Acquired Fund’s portfolio holdings will transfer to the Acquiring Fund as part of the Reorganization. Prior to the Reorganization, any derivatives positions will generally be closed out, and any holdings that are deemed worthless will be disposed of. Any assets that are not transferred as part of the merger will result in brokerage expenses, which are expected to be de minimis.

Comment:

Please confirm that the fees and expenses provided in the table entitled Fees and Expenses of the Funds and the expense example table are based off of current fee information. Please also confirm that all calculations are accurate.

Response:

The fees and expenses information included in the table on page 11 of the N-14 is based off of information contained in the Acquiring Fund’s and the Acquired Fund’s semi-annual reports, both of which cover the Fund’s respective semi-annual period ended June 30, 2018. The figures presented in the expense example are calculated using a starting date of June 30, 2018 for consistency with the fee information presented in the fee table. To calculate the expense example for the Institutional Fund, we used a total expense ratio of 0.55% for all 10 years. To calculate the first year figures for the International Bond Fund—I Class and the Pro Forma Combined, we used a total expense ratio of 0.54% for the entire first year, which includes the effect of the expense limitation agreement. For the second year figures presented for the International Bond Fund—I Class (and the Pro Forma Combined), since the expense limitation agreement will expire on April 30, 2020, we used a total expense ratio of 0.54% for the first 10 months, and then used the fund’s gross total expense ratio of 0.58% (and 0.57%, respectively) for the remaining two months. The remaining years presented in the table used a total expense ratio of 0.58% for the International Bond Fund—I Class, and 0.57% for the Pro Forma Combined.

Comment:

Please ensure that the Acquiring and Acquired Fund’s semiannual reports for the period ended June 30 are completed prior to finalizing the N-14.

Response:

We confirm that the Acquiring and Acquired Fund’s semiannual reports for the period ended June 30 were filed with the SEC on August 22, 2018 and have been delivered to all Fund shareholders.

Comment:

In the table entitled Fees and Expenses of the Funds, because the redemption fee was eliminated on July 27, 2018, please enter "zero" as the redemption fee for the Institutional Fund. We note that the International Bond Fund’s management fee was lowered on August 1, 2017.

Response:

We intend to revise the fee table to show the redemption fee at zero for the Institutional Fund. We will revise footnote b as follows:

Through July 26, 2018, the redemption fee was 2.00% (as a percentage of amount redeemed on shares held for 90 days or less). The redemption fee was eliminated effective July 27, 2018 and has been restated to reflect current fees.

With respect to the International Bond Fund’s management fee, we intend to remove footnote c to the table entitled Fees and Expenses of the Funds, which notes that the fee was restated to reflect current fees, since the management fee was lowered on August 1, 2017 and the lower fee was therefore in place for the entire six-month period.

Comment:

In the fourth paragraph under the heading Reasons for the Liquidation, please clarify whether the following statement is referring to the Board’s belief as well as Fund management’s belief.

We believe that offering a single fund with this investment program to a wide variety of investors will allow all shareholders to take advantage of potential economies of scale and reduce inefficiencies that can result from offering two substantially similar funds.

Response:

We intend to revise the disclosure to clarify that the statement is referring to a belief held by fund management and the Board.

Comment:

Based on the discussion provided under the heading Reasons for the Liquidation, it appears that the principal beneficiaries of reducing inefficiencies will be the fund's management, rather than the investors in the Acquired Fund. What are the inefficiencies that will benefit the investors in the Acquired Fund?

Response:

Although the Institutional Fund and the International Bond Fund have a substantially similar investment program, since the two funds do not share one portfolio, each fund has to purchase securities for its portfolio separately, which can create duplicative transaction costs. In addition, offering two separate funds with a substantially similar investment program has created a disparity in how the Institutional Fund and the International Bond Fund weight the concentration of certain securities in each Fund’s portfolio. Since bonds can only be bought in certain lot sizes, each Fund’s concentration in any given bond has always differed to a certain degree, and these weighting differences have had a greater impact on the Institutional Fund’s performance relative to the International Bond Fund. Because the Institutional Fund has a significantly smaller asset base, these weighting differences have historically created more volatility in the Institutional Fund’s performance than the International Bond Fund. The weighting differences were further magnified when the Institutional Fund needed to sell a number of its bond holdings in the second quarter of 2018 to fund shareholder redemptions. By sharing the same portfolio and becoming shareholders of the I Class (which also targets institutional investors similarly to the Institutional Fund) of a combined fund with a larger asset base, shareholders of the Acquired Fund will be able to benefit from much greater scale and reduced volatility.

To illustrate the recent volatility, we intend to add the below disclosure at the end of the paragraph immediately following Average Annual Total Returns table on page 17:

For the three-month period ended June 30, 2018, the Institutional Fund’s return before taxes was -6.26% and the International Bond Fund—I Class’ return before taxes was -6.12%; for the six-month period ended June 30, 2018, the Institutional Fund’s return before taxes was -2.48% and the International Bond Fund—I Class’ return before taxes was -2.36%. By sharing the same portfolio and becoming shareholders of a combined fund with a larger asset base, the Board believes that shareholders of the Acquired Fund will be able to benefit from the greater scale and reduced volatility of the combined fund.

Comment:

Please clarify whether the following disclosure, which appears under the heading Reasons for the Reorganization and Liquidation, is a conclusion of the Board:

The exchange of shares is not expected to create any tax liabilities for you as the exchange of shares will not be a taxable event. As a shareholder in the Institutional Fund, the cost basis and holding periods of your shares will carry over to the I Class shares that a shareholder will receive as a result of the Reorganization.

Response:

This is one of the factors considered by the Board. Accordingly, we intend to modify the disclosure as follows (new language underlined):

The Board also considered that the exchange of shares is not expected to create any tax liabilities for you as the exchange of shares will not be a taxable event. As a shareholder in the Institutional Fund, the cost basis and holding periods of your shares will carry over to the I Class shares that a shareholder will receive as a result of the Reorganization.

Comment:

The following sentence appears as the last paragraph under the heading Reasons for the Reorganization:

Therefore, in consideration of these factors, coupled with the fact the Funds have substantially similar portfolios, the Boards concluded that the Reorganization is in the best interests of the shareholders of the Institutional Fund and the International Bond Fund. T. Rowe Price and the Directors of the Funds believe that shareholders’ interests will be better served over time by completing this transaction.

This conclusory statement preceded by a list of factors considered by the Board is not sufficient disclosure with respect to how the Acquired Fund’s Board made its determination that the merger is in the best interests of shareholders and to recommend to shareholders that they approve it. Further, the approval of the merger involves the approval of a new advisory contract by the Acquiring Fund’s board. Thus, we believe that Item 22(c)(11)(i) of Schedule 14A is relevant. Accordingly, it is not sufficient to state that the board considered, noted, or made an observation about the factors or issues that were material to it determination to approve the reorganization – without stating what the Board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the reorganization. In addition, all factors and issues considered by the Board that were material to its determination to approve the reorganization must be disclosed and discussed in this section.

Response:

We respectfully disagree that the merger involves the approval of a new advisory contract and therefore do not believe that Item 22(c)(11)(i) is relevant to the Reorganization. We note that each of the International Bond Fund’s service provider agreements, including, among others, the fund’s investment advisory, subadvisory, distribution, fund accounting, and custody agreements, will remain in place and will not be modified as a result of the merger. In addition, the International Bond Fund’s advisory contract was already approved by the fund’s Board in March 2018 and there will not be an assignment of the Institutional Fund’s advisory contract. Since shareholders of the Institutional Fund will automatically become shareholders of the International Bond Fund through the Reorganization, unless they redeem their shares prior to the Reorganization, the terms of each of the International Bond Fund’s service provider agreements will apply to them instead of the Institutional Fund’s agreements. However, each of these service provider agreements are substantially similar (with the exception of the Funds’ respective management fees, which is discussed in detail in the proxy statement).

For clarity, we intend to add the following disclosure under the heading Reasons for the Reorganization as follows:

The Board considered that each of the International Bond Fund’s service provider agreements, including, among others, the Fund’s investment advisory, subadvisory, distribution, fund accounting, and custody agreements, will remain in place and will not be modified as a result of the merger. The Board further considered that the service providers to each Fund are identical, and that each of the International Bond Fund’s service provider agreements are substantially similar to those currently in place for the Institutional Fund (with the exception of the differences between each Fund’s management fee, which is discussed under the heading Will the Reorganization result in higher fund expenses?).

…

The Board considered that the Funds share the same portfolio managers, and that the members of each Funds’ investment advisory committee are identical. No changes to the International Bond Fund’s portfolio managers, investment advisory committee, or resources available to the fund are expected as a result of the merger.

…

The Board considered that costs related to the Reorganization will be borne by T. Rowe Price Associates, Inc., and not the Funds’ shareholders (except brokerage, taxes, and nonrecurring extraordinary items related to the Reorganization, which are expected to be de minimis).

In addition, as noted above, we intend to add additional disclosure regarding the Board’s consideration of each Fund’s performance history, and why their performance has differed.

Comment:

Did the Acquired Fund Board consider the fact that the Acquired Fund shareholders will be taxed on gains realized by two funds for the same year? If so, what was the board's conclusion about the Acquired Fund shareholders being taxed on gains realized by the Acquiring Fund for a period in which they were not shareholders? If not, why was this issue not considered by the Acquired Fund board?

Response:

We confirm that the Acquired Fund Board considered the fact that Acquired Fund shareholders could be taxed on gains realized by two funds for the same year. This was disclosed to the Board along with other tax factors to consider, including the realized gain positions of each fund as of June 30, 2018. Based on the realized gain positions of each Fund, we do not expect the capital gains per share to be significant or to have a material impact to either Fund’s shareholders. This, along with other factors and tax considerations, led the Boards to conclude that the Reorganization would be in the best interests of both Funds’ shareholders.

We note that both Funds’ prospectuses clearly disclose the tax effect of buying shares before an income dividend or capital gain distribution. In accordance with the information presented to the Board, the proxy statement already clearly discloses the potential for Acquired Fund shareholders who do not choose to redeem their shares prior to the Reorganization to receive two capital gain distributions, as follows:

Because the Institutional Fund is expected to have realized gains at the time of the Reorganization, it is anticipated that the Institutional Fund will distribute taxable income (including the realized gains) as a taxable dividend and taxable capital gains to shareholders prior to the Reorganization. In addition, because the International Bond Fund may have realized gains that are required to be distributed by the end of the year, Institutional Fund shareholders may, as shareholders of the International Bond Fund, receive another taxable capital gain distribution in December (made by the International Bond Fund) that they otherwise would not incur.

 Comment:

Please confirm whether the Funds’ independent registered public accounting firm regards separate financial highlights tables as acceptable.

Response:

Item 5(a) of Form N-14 requires open-end funds to furnish, among other things, the information required by Item 13 of Form N-1A, which requires the presentation of financial highlights for each fund, audited for the past five years. As such, the Fund’s independent registered public accounting firm concurs that we have presented the financial highlights table for each fund (or class), consistent with the requirements of Item 13 of Form N-1A.

 Comment:

Under the heading Additional Information about the Funds, we note that the performance of the Acquired Fund did suffer as a result of the weighting differences.

Response:

As noted above, we intend to modify the disclosure under the heading Additional Information about the Funds to include more recent periods in which the Institutional Fund’s performance suffered due to weighting differences.

Comment:

We suggest that it would be helpful if you provide further clarification of the definition of broker non-votes. Shareholders at the instant meeting apparently will be voting on only a single non-routine matter under Rule 452 of the New York Stock Exchange Rules. Because the proxy card apparently includes only a single non-routine proposal and does not include both routine and non-routine proposals, there will be no broker discretionary voting on a routine proposal so as to create a broker non-vote on another non-routine proposal. If there were more than one non-routine proposal, a "broker non-vote" could result if the shareholder provides a broker or other nominee with instructions on how to vote his or her shares with respect to one proposal, but does not provide instructions on how to vote the shares with respect to the other proposal.

Response:

We intend to modify the first paragraph on page 37 as follows (new language underlined):

Abstentions are counted for purposes of determining whether a quorum is present for purposes of convening the meeting. Because the proposal must be approved by a percentage of voting securities present at the meeting or a majority of the Institutional Fund’s outstanding shares, abstentions will be considered to be voting securities that are present and will have the effect of being counted as votes against the proposal.

Broker nonvotes are shares held by a broker or nominee for which an executed proxy is received by the Institutional Fund but are not voted as to one or more proposals because instructions have not been received from the beneficial owners or persons entitled to vote, and the broker or nominee does not have discretionary voting power. Broker nonvotes are inapplicable for this meeting because shareholders are being asked to approve a single proposal for which brokers or nominees do not have discretionary voting power. Thus, if a broker or nominee does not receive instructions on how to vote, they will not submit an executed proxy card to the Institutional Fund.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024 or Darrell N. Braman at 410-345-2013.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.